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Contacts:

Peer M. Schatz                                         Noonan Russo Presence
Chief Financial Officer                                Veronica Sellar
QIAGEN N.V.                                            +44 (0)20 7726 4452
+49 2103 2911 702                                      Mary Claire Duch
e-mail: p.schatz@de.QIAGEN.com                         +1 212 845 4278
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Dr. Solveigh Mahler
Manager Investor Relations
QIAGEN N.V.
+49 2103 2911 710
e-mail: s.maehler@de.QIAGEN.com
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       QIAGEN appoints Ernst & Young LLP as Independent Public Accountants

Venlo, The Netherlands, July 01, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer
Markt: QIA) today announced that its Board of Directors has appointed Ernst & Young LLP as QIAGEN's independent auditors, replacing Arthur Andersen LLP, effective June 26, 2002.

QIAGEN's decision to hire Ernst & Young LLP as the Company's independent auditors comes after a thorough evaluation of major accounting firms conducted by QIAGEN's Supervisory Board of Directors, its Audit Committee, and its management team. QIAGEN's Supervisory Board and Management Board were authorized to make this appointment by QIAGEN's shareholders at the Company's Annual General Meeting held on June 14, 2002.

QIAGEN's decision to change its auditors was not the result of any disagreement between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

"In light of the difficulties that Arthur Andersen currently faces, our Supervisory Board and we believed it is in the best interest of QIAGEN and its shareholders to select a new firm to serve as QIAGEN's independent auditors," said Peer M. Schatz, Managing Director and, Chief Financial Officer of QIAGEN NV. "Our Supervisory Board, our Audit Committee and Management conducted a thorough search after which our Supervisory Board selected Ernst & Young for this role. Their outstanding reputation speaks for itself, and we look forward to working with them. As we make this change, we would like to thank Arthur Andersen for their many years of professional service and contributions to QIAGEN."

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About QIAGEN

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Norway, Austria, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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